UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 12, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 12, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS PROGRESS IN QUARTER ENDED JUNE 30, 2009

August 12, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the quarter ended June 30, 2009. Two of the highlights were the good progress made with the discovery of two new veins at the Hollister Property in Nevada, USA and commencing the development of multiple reef drives at the Burnstone Property in South Africa.

The Company incurred a loss of CDN 4 cent per share, which is similar to the loss incurred for the March 2009 quarter. Gross revenue of CDN$28.2 million, before toll milling charges of CDN$6.3 million, was realized from the sale of 26,517 gold equivalent ("Au eqv") ounces (Mar '09 - 18,189 Au eqv ounces) from trial mining at Hollister during the quarter. Cash costs, excluding milling costs, were CDN$439 (US$375) per ounce (Mar '09 - CDN$397 or US$320 per ounce). Quarter on quarter cash costs per ton decreased by 15% to CDN$434 (US$371). A total of 18,442 tons of ore (at a grade of 0.99 Au eqv ounces [1] per ton or 34.1 g/t), containing 18,219 Au eqv ounces, was extracted during the quarter. The year to date production costs of CDN$402 (US$344) per ounce and CDN$472 (US$403) per ton remain ahead of budgeted costs of CDN$426 (US$364) per ounce and CDN$540 (US$462) per ton.

Pre-development expenses for the Hollister property increased from CDN$5.2 million to CDN$8.5 million, quarter on quarter. To date, an amount of CDN$70 million has been expensed through the income statement for our Hollister operations.

At Hollister, underground waste development continued with 2,307 ft (700 m) being completed, totaling 26,652 ft (8,076 m) to date. Ore development feet were higher at 1,104 ft (335 m) compared to 645 ft (195 m) planned. The focus in the past quarter has been on development to establish the 5050 Level, where a total of 434 ft (132 m) of access excavations were completed. This is a high grade stope with a current length of approximately 700 ft (213 m) and where trial mining is planned to commence in the third quarter.

Underground evaluation and exploration drilling for other mineralized structures totalled 19,590 ft (5,936 m). Exploration expenses for the quarter increased to CDN$4.4 million (March '09 - CDN$4 million), of which CDN$3.6 million was spent on an underground exploration program at Hollister. Following the discovery of two new veins in close proximity to the current underground infrastructure, a follow-up drilling program has been initiated to test the extent and depth of mineralization.

The refurbishment of the Esmeralda Mill was completed and commissioning commenced in July 2009. A total of 3,000 tons have been shipped to site and milling has commenced. It is planned to initially fill the plant with low grade material until the delivery and installation of the float and gravity section has been completed by October 2009. Permission by the Nevada Department of Environmental Protection to construct a refinery on site can only be granted once an analysis of the milled material from the operational plant has been completed. The process typically takes 6 months to complete. Until then Au concentrate will be shipped off-site for recovery.

For Burnstone, CDN$33 million (Mar '09 - CDN$7 million) was capitalized in the quarter. In the six months ended June 30, 2009, CDN$40 million was capitalized as activities related to the construction of the mine infrastructure accelerated.

Good progress continues to be made with the development of surface and underground infrastructure at the Burnstone Project. As at August 9, 2009, 7,709 ft (2,336 m) of decline development had been completed. The access decline continued beyond the reef elevation, with approximately 954 ft (289 m) remaining to vertical shaft position. The cross-cut to Block B 3 has accessed the Kimberley Reef and production stopes are being established. As at August 9, 2009, a total of 6,134 tons have been accumulated on the surface ore stockpile. A total of 40 ft (12 m) remains to access Block C before stope establishment for mining commences.

Sinking of the vertical shaft at Burnstone continued and at August 9, 2009, the shaft had reached a depth of 1,188 ft (360 m) below surface with 436 ft (133 m) remaining to shaft bottom. At a depth of 1,181 ft (358 m) the shaft also intersected the Kimberley reef at the expected elevation, at which the cover diamond drill hole graded 7.54 g/t over 116 cm (for 874 cmg/t). Samples have been collected for assaying. The final depth of the shaft is planned at 1,624 ft (492 m). The refurbishment of the mills continues to be on schedule and the civil excavations for the Metallurgical facility are planned for completion by September 2009, after which the Metallurgical Plant construction will commence.

President and CEO Ferdi Dippenaar commented; "The Company continues to make good progress at both its development projects. With the commissioning of the Esmeralda Mill, our Hollister Mine can look forward to reporting more consistent results which will assist in the understanding of its quarter on quarter performance. At our Burnstone Mine, with the establishment of the first stopes underway, the rate of mining should increase with more ore tons reporting to the surface stockpile. Our target to have a fully operational project at Burnstone by end June 2010 remains on track with the construction of the metallurgical facility to commence after the completion of the civil excavations, by the end of September 2009."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person has reviewed this release on behalf of the Company.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Gold equivalent was calculated using a gold price of US$800 per ounce and a silver price of US$12 per ounce.